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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

   [X]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

          OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [ ]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

          THE SECURITIES EXCHANGE ACT OF 1934

OR

   [ ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

          THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from __________ to ________

AUSTIN DEVELOPMENTS CORP.

(Exact name of Registrant as specified in its charter)

__________British Columbia, Canada_____________

(Jurisdiction of incorporation or organization)

595 Burrard Street, #1473, Vancouver, British Columbia, Canada  V7X 1C4

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                               None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                              1,878,545

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes ___   No xxx

Indicate by check mark which financial statement item the registrant has elected to follow:                                   Item 17 xxx   Item 18 ___

Index to Exhibits on Page 43

AUSTIN DEVELOPMENTS CORP.

FORM 20-F REGISTRATION STATEMENT

TABLE OF CONTENTS

Introduction                                                                 3

PART I

Item 1.  Identity of Directors, Senior Management and Advisors               4

Item 2.  Offer Statistics and Expected Timetable                             5

Item 3.  Key Information                                                     5

Item 4.  Information on the Company                                         12

Item 5.  Operating and Financial Review and Prospects                       18

Item 6.  Directors, Senior Management and Employees                         22

Item 7.  Major Shareholders and Related Party Transactions                  28

Item 8.  Financial Information                                              30

Item 9.  The Offer and Listing                                              31

Item 10. Additional Information                                             35

Item 11. Quantitative and Qualitative Disclosures About Market Risk         41

Item 12. Description of Securities Other Than Equity Securities             41

PART II

Item 13. Default, Dividend Arrearages and Delinquencies                     42

Item 14. Material Modifications to the Rights of

          Security Holders and Use of Proceeds                              42

Item 15. Controls and Procedures                                            42

Item 16. Reserved

PART III

Item 17. Financial Statements                                               42

Item 18. Financial Statements                                               42

Item 19. Exhibits                                                           43

Financial Statements                                                        44

Signature Page                                                              66

Certifications                                                              67

Exhibits                                                                    69

INTRODUCTION

Austin Developments Corp. is organized under the laws of British Columbia, Canada; and, effective June 2003, is extra-provincially registered in Alberta, Canada.  In this Registration Statement, the “Company”, "we," "our" and "us" refer to Austin Developments Corp. (unless the context otherwise requires).  Summary discussions of documents referred to in this Registration Statement may not be complete and we refer you to the actual documents for more complete information.  Our principal corporate offices are located at 595 Burrard Street, #1473, Vancouver, British Columbia, Canada  V7X 1C4; our telephone number is 604-689-1799.

BUSINESS OF AUSTIN DEVELOPMENTS CORP.

Austin Developments Corp. (the “Company") is involved in the acquisition, exploration and, if warranted, development of oil and gas properties.  The Company's primary properties are the Provost Property (producing) and the Alliance Field (producing), both located in Alberta, Canada.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Registration Statement includes forward-looking statements, principally in ITEM #4, “Information on the Company” and ITEM #5, “Operating and Financial Review and Prospects".  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business.  These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Registration Statement under ITEM #3, “Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect", and similar words are intended to identify forward-looking statements.  In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Registration Statement might not occur.  Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.  We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of 5/31/2003 the names of the Directors of the Company.

Table No. 1

Directors

_______________________________________________________________________________

_______________________________________________________________________________

Name                                  Age       Date First Elected or Appointed

-------------------------------------------------------------------------------

Michael Muzylowski (2)                 68                         February 2003

Ralph Newson (1) (3)                   60                        September 2001

Thomas Patton (1)(4)                   59                         December 2002

Patrick Power (1)(2)                   40                           August 2001

-------------------------------------------------------------------------------

(1)  Member of Audit Committee.

(2)  Resident/Citizen of British Columbia, Canada.

     Business address: c/o Austin Developments Corp.

                           595 Burrard Street #1473

                           Vancouver, British Columbia, Canada  V7X 1C4

(3)  Resident/Citizen of Saskatchewan, Canada

     Business Address:  3142 Eastview, Saskatoon, Saskatchewan, Canada  S7J 3J4

(4)  Resident/Citizen of Washington, USA.

     Business Address:  9086 Chickadee Way, Blaine, Washington, USA  98230

_______________________________________________________________________________

_______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 5/31/2003, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

______________________________________________________________________________

______________________________________________________________________________

Name                Position                  Age    Date of First Appointment

------------------------------------------------------------------------------

Patrick Power       President                  40                  August 2001

Glenn Greig         CFO and Secretary          40                November 2002

Troy Mochoruk       Executive VP Operations    33                     May 2003

------------------------------------------------------------------------------

All business addresses:  c/o Austin Developments Corp.

                             595 Burrard Street #1473

                             Vancouver, British Columbia, Canada  V7X 1C4

______________________________________________________________________________

______________________________________________________________________________

Patrick Power's business functions, as President of the Company, include leading the search for businesses opportunities, strategic planning, business development, operations, financial administration, accounting, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/ shareholders; and preparation/payment/organization of the expenses/taxes/ activities of the Company, and reporting to Board of Directors.

Glenn Greig’s business functions, as Chief Financial Officer include financial administration; accounting and financial statements; liaison with auditors, accountants, and financial community/shareholders; and preparation/ payment/organization of the expenses/taxes/activities of the Company.  His business functions as Corporate Secretary include insuring the Company’s compliance with all statutory and regulatory requirements.

Troy Mochoruk’s business functions, as Executive VP Operations, include day-to-day operations, evaluation of acquisition and farm-in opportunities, ensuring all authorization for expenditures (AFE’s) get completed, and marketing of petroleum products.

1.B.  Advisors

The Company’s attorneys are: Bragagnolo Law Offices

                             570 Granville Street, #602

                             Vancouver, British Columbia, Canada  V6P 3P1

1.C.  Auditors

The Company’s auditors for its financial statements for each of the preceding three periods were DeVisser Gray, Chartered Accountants, 905 West Pender Street, Suite 401, Vancouver, BC Canada V6C 1L6.  They are members of the British Columbia Institute of Chartered Accountants.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2002/2001/2000 ended May 31st was derived from the financial statements of the Company that have been audited by DeVisser Gray, independent Chartered Accountants, as indicated in their audit reports which are included elsewhere in this Registration Statement.  The selected financial data of the Company for Fiscal 1999/1998 ended May 31st was derived from the financial statements of the Company that were audited by DeVisser Gray; these financial statements are not included herein.

The selected financial data as at and for the nine-month periods ended 2/28/2003 and 2/29/2002 have been derived from the unaudited financial statements of the Company, included herein and, in the opinion of management include all adjustments (consisting solely of normally recurring adjustments) necessary to present fairly the information set forth therein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Effective 3/14/2000, the Company consolidated its common shares on a 1-for-4 basis.  All references to numbers of shares and/or per share figures refer to post-consolidation data unless otherwise indicated.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS).  All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

_____________________________________________________________________________________

_____________________________________________________________________________________

                   Unaudited Nine Months     Year     Year     Year     Year     Year

                         Ended     Ended    Ended    Ended    Ended    Ended    Ended

                     2/28/2003 2/28/2002  5/31/02  5/31/01  5/31/00  5/31/99  5/31/98

CANADIAN GAAP

Oil/Gas Sales Revenue     $15        $0        $8       $0       $0       $0       $0

Loss From Operations    ($203)    ($110)    ($146)    ($65)    ($40)   ($857)    ($62)

Loss for the Period     ($203)    ($110)    ($146)    ($65)    ($40)   ($857)   ($404)

Basic Loss per Share   ($0.05)   ($0.06)   ($0.08)  ($0.03)  ($0.02)  ($0.46)  ($0.22)

Dividends Per Share     $0.00     $0.00     $0.00    $0.00    $0.00    $0.00    $0.00

Wtd. Avg. Shares (000)   4456      1879      1879     1879     1879     1879     1733

Period-end Shares O/S   11460      1879      1879     1879     1879     1879     1879

-------------------------------------------------------------------------------------

Working Capital          $331               ($194)   ($219)   ($153)   ($113)    ($54)

Oil/Gas Properties         62                   7        0        0        0        0

Mineral Properties          0                   0        0        0        0      798

Long-Term Debt              0                   0        0        0        0        0

Capital Stock            8071                6999     6999     6999     6999     6999

Shareholders’ Equity      503                (365)    (219)    (153)    (113)     744

Total Assets              569                  21       13        8       29      902

-------------------------------------------------------------------------------------

US GAAP

Net Loss                ($337)    ($110)    ($153)    ($65)    ($40)

Loss per Share         ($0.08)   ($0.07)   ($0.08)  ($0.04)  ($0.02)

Wtd. Avg. Shares (000)   4456      1879      1879     1691     1691

Oil/Gas Properties        $31                  $0       $0      ($0)

Shareholders’ Equity     $362               ($194)   ($219)   ($153)

Total Assets             $427                 $14      $13       $8__________________

(1)  Cumulative Net Loss since incorporation through 2/28/2003 under US GAAP was ($7,708,950).

(2)  a) Under SEC interpretation of U.S. GAAP, all exploration expenditures on prospective properties must be expensed until an independent feasibility study has determined that the property is capable of economic commercial production.

     b) Under US GAAP, contingently cancelable common shares are not included in the calculation of weighted-average number of shares used to determine

        Loss Per Share.  During Fiscal 2001/2000, 187,500 shares are excluded under US GAAP.

____________________________________________________________________________________

____________________________________________________________________________________

3.A.3.  Exchange Rates

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of the five most recent fiscal years ended May 31st, the average rates for the period, and the range of high and low rates for the period.  The data for the nine-month periods ended 2/28/2003 and 2/29/2002 is provided, as is the data for each month during the most recent six months.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

                                             Average     High     Low    Close

------------------------------------------------------------------------------

May 2003                                                 1.42     1.34    1.37

April 2003                                               1.48     1.43    1.43

March 2003                                               1.49     1.47    1.47

February 2003                                            1.53     1.49    1.49

January 2003                                             1.58     1.52    1.53

December 2002                                            1.58     1.55    1.58

------------------------------------------------------------------------------

Nine Months Ended  2/28/2003                    1.55     1.60     1.49    1.49

Nine Months Ended  2/28/2002                    1.57     1.61     1.51    1.60

------------------------------------------------------------------------------

Fiscal Year Ended  5/31/2002                    1.57     1.61     1.51    1.53

Fiscal Year Ended  5/31/2001                    1.52     1.58     1.49    1.55

Fiscal Year Ended  5/31/2000                    1.47     1.51     1.44    1.50

Fiscal Year Ended  5/31/1999                    1.49     1.58     1.41    1.43

Fiscal Year Ended  5/31/1998                    1.40     1.46     1.37    1.46

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 2/28/2003.  Since then to 5/31/2003, the Company issued 1,062,500 shares for cash of $167,050 on the exercise of warrants; and acquired an interest in the Alliance Field, paying $475,000 in cash, issuing 180,000 common shares as partial consideration and 160,000 common shares as a finder’s fee.

Table No. 5

Capitalization and Indebtedness

February 28, 2003

______________________________________________________________________________

______________________________________________________________________________

Shareholders’ equity:

  Common Shares, no par value;

  100,000,000 shares number authorized

   11,460,363 shares issued and outstanding                        $8,071,088

  Retained Earnings (deficit)                                     ($7,567,610)

  Net Shareholders’ Equity                                           $503,478

TOTAL CAPITALIZATION                                                 $503,478

------------------------------------------------------------------------------

5/31/2003

Warrants Outstanding: 8,137,500

Stock Options Outstanding: nil

Preference Shares Outstanding: nil

Capital Leases: $nil

Guaranteed Debt: $nil

Secured Debt: $nil

______________________________________________________________________________

______________________________________________________________________________

3.C.  Reasons For The Offer And Use Of Proceeds

      --- No Disclosure Necessary ---

3.D.  Risk Factors

Company is Incorporated in Canada Which has Different Laws.  The articles/by-laws and the laws of the provinces of British Columbia and Alberta are different than those typical in the United States.  However, the typical rights of investors in Canadian companies differ only modestly from those in the United States; refer to the relevant sections which are discussed in Section 9.A.5 and Section 10.B of this Registration Statement.

Dependence Upon Key Management Employees

While engaged in the business of exploiting oil/gas properties, the nature of the Company’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  The Company’s growth will depend, on the efforts of its Senior Management, including: its President, Patrick Power; its CFO/Secretary, Glenn Greig; and its Executive VP Operations, Troy Mochoruk.  Loss of these individuals could have a material adverse effect on the Company.  The Company has no key-man life insurance or written contacts with Senior Management or Directors.

Management and Directors Are Associated with Other Resource Companies

Certain of the Directors and Senior Management of the Company are also Directors and/or Senior Management and/or significant shareholders of other companies, including those also involved in natural resources.  As the Company is engaged in the business of exploiting oil/gas properties, such associations may give rise to conflicts of interest from time to time.  The Directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the Board of Directors, any Director in a conflict must disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the Directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

Control by Principal Stockholders, Officers and Directors Could Adversely Affect the Company’s Stockholders.  The Company’s Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to the Company’s stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company’s assets) and to control the Company’s management and affairs.  Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company’s stock.

Dilution Through Employee/Director/Consultant Options.   Because the success of the Company is highly dependent upon its respective employees, the Company may in the future grant to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.

Stock Market Price and Volume Volatility.  The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e., oil/gas price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Company’s common shares in Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the common shares.

Need for Additional Financing.  The Company, engaged in the business of exploiting oil/gas properties, believes it has sufficient funds to undertake its planned operations and exploration projects during Fiscal 2004.  If these exploration programs are successful, additional financing will be required to continue exploration and/or to develop the oil/gas properties identified and to place them into commercial production.  The exploitation of the Company’s oil/gas properties is, therefore, dependent upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means.  Failure to obtain such financing may result in delay or indefinite postponement of work on the Company’s oil/gas properties, as well as the possible loss of such properties.

History of Losses.  The Company has had a history of losses: ($146,314), ($65,631), and ($40,093) in FY2002/2001/2000, respectively, and ($203,145) in the first nine months of Fiscal 2003.  Despite recent capital infusions, the Company will require significant additional funding to meet its business objectives.  Capital will need to be available to help maintain and to expand work on the Company’s properties.  The Company may not be able to obtain additional financing on reasonable terms, or at all.  If equity financing is required, as expected, then such financings could result in significant dilution to existing shareholders.  If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects.  The Company has historically obtained the preponderance of its financing through the issuance of equity; there are 100,000,000 authorized common shares but this can be increased; and the Company has no current plans to obtain financing through means other than equity financing and/or loans.

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Considered Penny Stocks And Are Subject To The Penny Stock Rules.  Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock".  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  Our shares are quoted on the TSX Venture Exchange, and the price of our common shares ranged from CDN$0.09 (low) to CDN$0.25  (high) during the period from 1/1/2002 to 12/31/2002.  The closing price of our shares on 5/31/2003 was CDN$0.30.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers. It may be difficult to bring and enforce suits against the Company.  The Company is a corporation incorporated in the province of British Columbia under the British Columbia Company Act; and extra-provincially registered in Alberta.  A majority of the Company's directors must be residents of Canada, and all or a substantial portion of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.  Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except, for example:

  a) where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

  b) the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final,

     conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

  c) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

  d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

  e) the outcome of the judgment of the U.S. court was inconsistent with

     Canadian public policy;

  f) the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

  g) there has not been compliance with applicable Canadian law dealing with the limitation of actions.

Fluctuating Oil/Gas Prices  Factors beyond the control of the Company may affect the marketability of oil/gas produced, if any.  Oil/Gas prices have fluctuated widely, particularly in recent years.  The effect of these factors cannot be predicted.

As a "foreign private issuer, the Company is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act:  The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

Austin Developments Corp. hereinafter also is referred to as the "Company".  The Company actively explored its natural resource properties until December 1999 when it wrote-down its interests in its remaining properties, in response to low precious metal prices, a difficult investment market in which to raise funds to finance continued exploration, and generally unsuccessful exploration efforts.

From December 1999 until March 2002, the Company was essentially inactive as it searched for new investment opportunities.

In March 2002, the Company entered into a farm-in agreement whereby it could acquire the Elkhorn Property, an oil/gas exploration property in Manitoba, Canada; later in March 2002, the Company granted Lund Ventures Ltd. an option to earn a 25% interest in the Elkhorn Property.  Since then, the Company has paid the necessary payments to keep the agreement in good standing while it evaluated the property prior to a final decision whether to begin drilling; those payments totaled $20,000 through May 2003.  In late May 2003, the Company decided to abandon its effort to acquire this property.

In February 2003, the Company acquired a 100% interest in an oil well and a 15% interest in a gas well on the Provost Property located in Alberta, Canada.  The property encompasses 1,220 acres and produces 12 barrels of oil and associated liquids per day.

In April 2003, the Company purchased a production unit of 50 barrels of oil per day equivalent (boe/d) in what is known as the Alliance Field, located in east-central Alberta, Canada.

The Company’s executive office is located at:

 595 Burrard Street, #1473

 Vancouver, British Columbia, Canada  V7X 1C4

 Telephone: (604) 689-1799

 Facsimile: (604) 689-8199.

 e-mail: info@austindevelopments.com

 website: www.austindevelopments.com

The Company’s registered office is located at:

 c/o: Bragagnolo Law Offices

      570 Granville Street, #602

      Vancouver, British Columbia, Canada  V6C 3P1

The contact person is:

  Patrick Power, President and Director.

The Company's fiscal year ends May 31st.

The Company's common shares trade on the TSX Venture Exchange in Toronto, Canada, under the symbol "AUL".

The Company has 100,000,000 common shares without par value authorized.  At 5/31/2003, the end of the Company's most recent fiscal year, there were 12,942,863 common shares issued and outstanding.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

We were incorporated by registration of our Memorandum and Articles under the Company Act (British Columbia) on 4/17/1979 under the name “Weaco Resources Ltd.”  On 9/19/1983, we increased our authorized share capital from 5,000,000 common shares without par value to 20,000,000 common shares without par value.  On 8/31/1993, we underwent a share consolidation on a three old common shares for one new common share basis, changed our name to “Hayden Resources Ltd.” and increased our authorized share capital to 20,000,000 common shares without par value.  On 3/14/2000, we underwent a share consolidation on a four old common shares for one new common share basis, changed our name to “Austin Developments Corp.” and increased our authorized share capital to 100,000,000 common shares without par value.  On 6/19/2003, the Company was extra-provincially registered in Alberta, Canada.

Stock Consolidation

Effective 3/14/2000, the Company consolidated its common shares on a 1-for-4 basis.  All references to numbers of shares and/or per share figures refer to post-consolidation data unless otherwise indicated.

Financings

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

______________________________________________________________________________

Fiscal                                            Number of            Capital

Year   Nature of Share Issuance                      Shares             Raised

------------------------------------------------------------------------------

Fiscal 1998   None

Fiscal 1999   None

Fiscal 2000   None

Fiscal 2001   None

Fiscal 2002   None

Fiscal 2003:

       Private Placement                      140,000 Units           $ 14,000

       Private Placement                    1,660,000 Units           $166,000

       Private Placement                    2,600,000 Units           $260,000

       Public Offering                      4,000,000 Units           $600,000

       Agent Warrants                         800,000 Warrants        $    nil

       Private Placement                    1,181,818 Common Shares   $130,000

       Exercise of Warrants                 1,062,500 Common Shares   $167,050

______________________________________________________________________________

Capital Expenditures

Fiscal 1998:   $54,357 for mineral property acquisition/exploration

Fiscal 1999:   $22,865 for mineral property acquisition/exploration

Fiscal 2000:   None

Fiscal 2001:   None

Fiscal 2002:   $ 7,107 for oil/gas property acquisition/exploration

Fiscal 2003:   $55,352 for oil/gas property acquisition/exploration

4.B.  BUSINESS OVERVIEW

Description, History, and Growth

From incorporation in 1979 until March 2002, the Company was involved in the acquisition, exploration and, if warranted, development of mineral resource properties.  In December 1999, the Company wrote down to $1 the value of our interest in our remaining mineral property, the Bonanza King Property located in California, USA.  Following the write down, the Company completed a one-for-four consolidation of its shares and changed our name to Austin Developments Corp., effective 3/14/2000.  Effective 11/15/2000, we were declared inactive by the TSX Venture Exchange.  Following our designation as inactive, we continued to investigate acquisition opportunities.

On 3/20/2002, we announced the acquisition of a farm-in agreement on the Elkhorn Property, an oil and gas prospect, located in Manitoba, Canada.  With the acquisition of the farm-in interest and the completions of two private placements, the Company was declared active by the TSX Venture Exchange effective 10/9/2002.

The Company has interests in two oil/gas properties in Canada: the Provost Property, located in Alberta with a producing oil well and a producing gas well; and the Alliance Field, located in Alberta where the Company has a 50 barrels oil equivalent per day ("boe/d") interest in the oil/gas production.

The Elkhorn Property was abandoned and costs written off during May 2003, following analysis of exploration work.

During the first half of Fiscal 2003, the Company has expended $110,223 on an airborne survey to look for targets to drill.

The Company’s focus is now on the acquisition of additional producing petroleum and natural gas properties, and the development and production of crude oil and natural gas.

The key to the Company’s corporate mandate is to conduct business as a low-cost operator by benefiting from hands-on management, while also outsourcing most exploration and development expenditures.  Also on this note, the Company is committed to maintaining minimum infrastructure.  The Company’s method of operation adheres to the following principles:

  Focusing on a certain strategic geographic area, start to develop exploitation and exploration ideas;

  Use leading-edge technology to evaluate, develop and operate;

  Maintain hands-on management, operate when possible;

  Outsource services where possible; and

  Strive to be the lowest-cost operator with minimum infrastructure and significant working interests.

Alliance Field

The Company purchased a non-operating 15% working interest in an oil & gas field in the Alliance area of east-central Alberta.  This provides the company with 50 barrels oil equivalent per day (“boe/d”).  This project also has further untapped potential in the form of numerous re-completions in upper zones, as well as a highly prospective additional drill location.

This project produces from two Dina oil pools and one Cameron oil pool.  The entire geological formation pool has been subjected to a very encouraging 3-D seismic survey that shows a very effective up-dip trap that results in a 12-meter oil column.  It has produced 6.7 million barrels to date from one 12-metre column with considerable remaining potential within this pay zone and others.

Notably, the region where the Alliance project is situated is known for oil production from thick (up to 30 metres) high-quality porosity and permeability (24-30 per cent) Dina sandstone.  In most Dina pools, oil recovery is a function of the thickness of the oil column over the associated water leg.  In this area, the Cameron sand overlies the Dina pool and is typically one to two meters thick with no associated water bottom.  The production profile of this well in this Cameron pool, alone, suggests a much larger reservoir is being drained.  A lower-risk development well could increase production and enhance recovery.  The well also has excellent pipeline and processing facilities.

Provost Property

The Company holds a total of 18% working interest in section 17-34-7W4 which includes associated Lloyd gas production from 102/13-17-34-7W4.  This well has produced over 2.1 billion cubic feet (BCF) since 1996 with current gross production of 213 million cubic feet per day (MCF/D).  The 102/13-17 well is part of the Upper Manville Z5Z pool with an estimate of 4.29 BCF of recoverable gas.

Oil Well.  Also included in the Provost Property is a 100% BPO (70% APO) interest in the Rex oil well at 16-28-34-7W4 which produces 12 boe/d.  Due to an intermittent production history caused by seasonal freeze-ups and a pessimistic decline assumption, the 16-28 well was assigned no value in the independent engineering report but is probably capable of further production.  The 16-28 well produces to a single well battery located on lease 16-28.

Lloyd Gas/Dina Oil Prospect Summary.  In addition to the proven oil & gas production associated with the Provost Property, The Company has identified a drilling opportunity in 9-28 (100% WI BPO) targeting both Lloyd gas and Dina oil in a structurally high position.

Plan Of Operations

Source of Funds for Fiscal 2003/2004

The Company’s primary source of funds since incorporation has been through the issuance of common shares and loans.  The Company had $15,000 of oil/gas production revenue during the first nine months of Fiscal 2003; and, anticipates about $75,000 in oil/gas production revenue in the fourth quarter of Fiscal 2003.  Oil/gas production revenue during Fiscal 2004 is a function of several indeterminate factors, including the volatility of oil/gas prices and whether the Company acquires additional interests in producing oil/gas properties.  Not withstanding this unpredictability, the Company's preliminary budget estimates $300,000 in oil/gas production revenue.

The Company had a working capital balance of $330,786 at 2/28/2003.  The Company has had discussions with third parties about additional equity offerings and/or loans; but the talks as of 5/31/2003 were preliminary.

Use of Funds for Fiscal 2003/2004

During Fiscal 2003 and Fiscal 2004, respectively, the Company estimates that it might expend approximately $335,000 and $375,000 on general/administrative expenses.  During Fiscal 2003 and Fiscal 2004, respectively, the Company estimates that it might expend about $1 million and $1 million on property acquisition/exploration expenses.  These estimates are contingent upon many factors, including the whether the Company is successful in acquiring additional oil/gas production property.

Anticipated Changes to Facilities/Employees

The Company has no plans to acquire any new facilities.  The Company has no plans to add any additional personnel.  Management anticipates that any property exploration efforts will be carried out by outside contractors.

United States vs. Foreign Sales/Assets

The Company generated $15,000 in oil/gas production revenue in the first nine months of Fiscal 2003, all in Canada.  The Company generated no sales revenue during Fiscal 2002/2001/2000.  At 2/28/2003, 5/31/2002 and 5/31/2001, all material assets were located in Canada.

Material Effects of Government Regulations

The current and anticipated future operations of the Company, including further exploration and/or production activities require permits from various Canadian Federal and Provincial governmental authorities.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.  The Company has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.

Seasonality

Dependency upon Patents/Licenses/Contracts/Processes

Sources/Availability of Raw Materials

--- No Disclosure Necessary ---

4.C. Organization Structure

We were incorporated by registration of our Memorandum and Articles under the Company Act (British Columbia) on 4/17/1979 under the name “Weaco Resources Ltd.”  On 6/19/2003, the Company was extra-provincially registered in Alberta, Canada.  The Company has a wholly-owned subsidiary: Austin Developments Exploration Corp., incorporated 4/16/2003 in British Columbia, Canada.

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in shared, rented premises of approximately 2,000 sq. ft. at 595 Burrard Street, #1473, Vancouver, British Columbia, Canada  V7X 1C4.  The Company began occupying these facilities in September 2001.  Monthly rent is $2,000.

Provost Property

Oil/Gas Production

Alberta, Canada

Acquisition Details

The 100% property interest was acquired pursuant to an agreement dated 11/7/2002 made effective 1/29/2003 between TransGlobe Energy Corporation and the Company.  Consideration was $30,000 (paid).

Property Description

The property is located on sections 17 and the northwest quarter section of section 28 in range 7/township 34.  The acquisition included a 100% interest in an oil well and a 15% interest in a gas well in a property in Alberta, Canada.  The property encompasses 1,220 acres in the Provost area and produces 12 barrels of oil and associated liquids per day.

Alliance Field

Oil/Gas Production

Alberta, Canada

Acquisition Details

The property interest was acquired pursuant to an agreement dated 1/1/2003 made effective 4/17/2003 between Horn Petroleum Inc. and the Company.  Consideration is to be $475,000 cash (paid) and 180,000 common shares at a deemed price of $0.45 (issued).  A finder’s fee of 160,000 common shares is payable to Lawrence Eng. (issued).

Property Description

The property is located on sections 9/16/17 in range 12/Township 40.  The Alliance Field is in east-central Alberta, and is operated by Husky Energy.  Production is forecast be sustained to 2010, from the Dina and Cameron zones.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Nine Months Ended 2/28/2002, Nine Months Ended 2/29/2002, and the fiscal years ended 5/31/2002, 5/31/2001, and 5/31/2000 should be read in conjunction with the financial statements of the Company and the notes thereto.

Results of Operations

Nine-Months Ended 2/28/2003 versus Nine Months Ended 2/29/2002

The Company reported its first revenue from operations in the third fiscal quarter ended February 2003, with oil/gas sales totaling $15,000 from the Provost Property acquired in November 2002.

Administrative expenses totaled $218,145 for the Nine Months Ended 2/28/2003, a doubling from the $110,475 for the same period last year, generally related to increased corporate activity.  Management Fees nearly tripled to $43,406 from $15,000 because of increased contribution from management, related primarily to acquisitions, strategic planning, and securing financing.  Consulting Fees rose by a quarter to $37,919 from $30,000 because of the increased use of consultants to assist with Company development.  Legal Fees tripled to $27,991 from $8,621 because of increased corporate activity, primarily property acquisitions and financing.  Rent tripled to $24,369 from $7,442 because of the Company’s use of larger office premises, necessitated by increased corporate activity and staffing levels.

Net Income (Loss) was ($203,145) and ($110,475), respectively.  Net Loss per Share was ($0.05) and ($0.06), respectively.

Fiscal 2002 Ended 5/31/2002 versus Fiscal 2001

Administrative expenses totaled $153,897 for Fiscal 2002 Ended 5/31/2002, more than double the $63,248 for Fiscal 2001.  The Fiscal 2002 increase primarily was related to the re-activation of the Company with the acquisition of the Elkhorn Property.  Consulting expenses were $53,000, primarily related to increased corporate activity.  Bank Charges and Interest was $37,740 double the $17,340 last year, with the increase related to increased interest charges on unsettled debt.  Management Fees were $22,500 versus the $7,500 last year, with the increase primarily related to increased corporate activity.

Net Income (Loss) was ($146,314) and ($65,631) for Fiscal 2002 and Fiscal 2001, respectively.  Net Loss per Share was ($0.08) and ($0.03) for the Fiscal 2002 and Fiscal 2001, respectively.

Fiscal 2001 Ended 5/31/2001 versus Fiscal 2000

Administrative expenses totaled $63,248 for Fiscal 2001, 65% higher than the $37,976 for Fiscal 2000 and the $38,522 for Fiscal 1999.  Accounting/Legal expenses were the largest category at $24,382 versus $5,540, with the increase related to increased efforts to re-organize the Company.  Bank Charges and Interest were $17,340 versus $30, with the increase related to interest charges on unsettle debt.  Trust and Filing expenses were $12,665 versus $7,642, with the increase related to efforts to re-organize the Company.  Management Fees fell to $7,500 from $12,500 with reduced corporate activity.

Net Income (Loss) was ($65,631) and ($40,093) for Fiscal 2001 and Fiscal 2000, respectively.  Net Loss per Share was ($0.03) and ($0.02) for the Fiscal 2001 and Fiscal 2000, respectively.

Liquidity and Capital Resources

Nine Months Ended 2/28/2003

The Company had working capital of $330,786 on 2/28/2003, which partially funded the $475,000 portion of the April 2003 purchase of the Alliance Field..  Cash Used by Nine Months Operating Activities totaled ($369,681) including the ($203,145) Net Loss.  Significant adjustments included ($166,536) in net changes in non-cash working capital items; the Company paid down ($53,350) in "accounts payable and accrued liabilities" and ($75,410) in "due to/from related parties"; also, the Company's accounts receivables increased by $31,514 because of the commencement of oil/gas revenue in the third fiscal quarter and the overpayment of due diligence costs for a public offering completed in January 2003.  Cash Used in Nine Months Investing Activities was ($165,584) resulting from $110,232 advanced to a geo-physical consulting firm for a magnetic survey over potential gas lease acquisitions and $55,352 expended on acquisition of the Elkhorn and Provost properties.  Cash Raised in Nine Months Financing Activities was $878,874; resulting from the aforementioned $1,071,624 raised from the sale of equity, and offset by the ($178,500) related to "liability to issue shares" from the June 2003 private placement and offset by the ($14,250) decrease in loans payable.

Fiscal 2002 Ended 5/31/2002 and Fiscal 2001

The Company had working capital of ($193,609) on 5/31/2002.

The Company had working capital of ($218,854) on 5/31/2001.

The Company had working capital of ($153,295) on 5/31/2000.

Cash Used by Fiscal 2002 Operating Activities totaled ($175,180) including the ($146,314) Net Loss.  Significant adjustments included the $29,032 in net changes in non-cash working capital items.  Cash Used in Fiscal 2002 Investing Activities was $7,107 for oil/gas property exploration.  Cash Provided by Fiscal 2002 Financing Activities was $173,500, primarily the $178,500 related to "liability to issue shares" from the uncompleted 2003 private placement.

Cash Used by Fiscal 2001 Operating Activities totaled ($2,753), including the ($63,059) Net Loss.  Significant adjustments included $60,306 in net changes in non-cash working capital items.  Cash Used in Fiscal 2001 Investing Activities was $nil.  Cash Provided by Fiscal 2001 Financing Activities was $10,000, representing advance on loan payable.

5.E.  Off-Balance Sheet Arrangements.

5.F.  Tabular disclosure of contractual obligations.

      --- No Disclosure Necessary ---

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, we evaluate our estimates and assumptions.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

The significant US GAAP versus Canadian GAAP accounting policies that are most critical to aid in fully understanding and evaluating reported financial results include: the expensing of oil/gas property acquisition/exploration costs; utilizing a ceiling test for the carrying value of producing oil/gas properties; and accounting for contingently cancelable common shares.

The Company capitalizes oil/gas property acquisition/exploration/development costs until the property is placed into production, sold, allowed to lapse or otherwise abandoned.  All oil/gas property acquisition, exploration and development costs have been acquired for cash and/or common shares.  The Company performs periodic evaluations to evaluate recoverability of oil/gas property costs.  Under SEC interpretation of US GAAP, all such acquisition and/or exploration costs are expensed in the period incurred.

In applying the full-cost method, the Company performs a ceiling test to determine the limitation on carrying values of oil/gas properties at fiscal year-end.  Under Canadian GAAP, a ceiling test is performed using either average oil/gas prices or year-end prices and is based on undiscounted future net revenues after deducting estimated general/administrative expenses.  Under US GAAP, the Company must use year-end oil/gas prices in arriving at future net revenues from oil/gas properties and these future net revenues are discounted at 10%.  The Company acquired its oil/gas producing properties during February 2003 and April 2003; accordingly, the first ceiling test limitation calculation will be required for Fiscal 2003 Ended May 31st.

Under US GAAP, the calculation of weighted average number of shares used in the calculation of Loss Per Share would not have included 187,500 escrowed, contingently cancelable common shares (post consolidation).  The release of such shares from escrow results in compensation to be recorded reflecting the difference between the issue price of the shares and the market price at the date of release.

Recent Accounting Pronouncements Applicable to Us

In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 141 “Business Combinations,” or SFAS 141, and SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142.  SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting.  Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed for impairment annually, or more frequently if impairment indicators arise.  All other intangible assets will continue to be amortized over their estimated useful lives.  The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001.  With respect to goodwill and intangible assets acquired prior to July 1, 2001, we are required to adopt SFAS 142 effective July 1, 2002.  The adoption of SFAS 141 and SFAS 142 is not expected to have a material impact on our financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, or SFAS 144.  Although SFAS 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, or SFAS 121, it retains the requirements of SFAS 121 regarding recognition of impairment loss for long-lived assets to be held and used (based on undiscounted cash flows) and resolves certain implementation issues.  Under SFAS 144, companies will (1) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows and (2) measure an impairment loss as the difference between the carrying amount and fair value of the asset.  SFAS 144 also provides guidance on accounting and disclosure issues surrounding long-lived assets to be disposed of by sale.  The adoption of SFAS 144 on July 1, 2002 is not expected to have a material impact on our financial position or results of operations.

On April 30, 2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (""SFAS 145"").  Among other amendments and rescissions, SFAS No.145 eliminates the requirement that gains and losses from the extinguishments of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. The adoption of SFAS 145 on May 15, 2002 did not have a material impact on our financial position or results of operations.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Exit or Disposal Activities.  SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract.  SFAS No. 146 supercedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).  SFAS No. 146 will be effective for exit or disposal activities of the Company that are initiated after December 31, 2002 and is not expected to have a material impact on our financial position or results of operations.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

May 31, 2003

______________________________________________________________________________

______________________________________________________________________________

                                                                       Date of

                                                                         First

                                                                   Election or

Name                           Position                  Age       Appointment

------------------------------------------------------------------------------

Glenn Greig (2)                CFO/Secretary              40     November 2002

Troy Mochoruk (3)              Executive VP Operations    33          May 2003

Michael Muzylowski             Director                   68     February 2003

Ralph Newson (1)               Dierctor                   60    September 2001

Thomas Patton (1)              Director                   59     December 2002

Patrick Power (1)(4)           President/Director         40       August 2001

------------------------------------------------------------------------------

(1)  Member of Audit Committee.

(2)  He spends about one-fourth of his time on the affairs of the Company.

(3)  He spends the preponderance of his time on the affairs of the Company.

(4)  He spends about half of his time on the affairs of the Company.

______________________________________________________________________________

______________________________________________________________________________

Glenn Greig, Chief Financial Officer/Corporate Secretary of the Company, brings eight years experience in corporate management.  Since 1993, he has been a self-employed accounting consultant for publicly-traded companies.  Since 2001, he has been Chief Financial Officer of Artic Star Diamond Corp., a TSX Venture Exchange listed company engaged in exploration of diamond properties.  Since 2002, he has been Corporate Secretary of Montello Resources Ltd., a TSX Venture Exchange listed company engaged in exploration of oil/gas properties.  He earned his B. Comm. from the University of British Columbia, Canada.

Troy Mochoruk, Executive VP Operations of the Company, brings 12 years experience in venture capital financing/management and resource exploration/development.  Since 1991, he has been a venture capital consultant and financier.  From 1996 to 1998, he was a director of Dragon Oil and Gas, a private Singapore-based oil and gas exploration company with projects in Burma.  From 1996 to 2001, he was a Director of Imperial Investments Inc., a private venture capital firm.  From May 2002 to December 2002, he was a Director of the Company.

Michael Muzylowski, brings 40 years experience in corporate management and geological consulting experience.  Since 1995, he has been President/CEO and Director of Callinan Mines Limited, a natural resource company listed on the TSX Venture Exchange.  He earned his B.Sc. from the University of Manitoba, Canada.

Ralph Newson brings 23 years experience in corporate management and geological consulting experience.  Since 1980, he has been President of Newson Management Consulting Ltd., a private geological consulting firm.  He earned his M.Sc. from Queens University, Canada.

Thomas Patton brings 35 years experience in corporate management and mineral exploration/development.  Since 1998, he has been President/CEO/Director of Western Silver Corporation, a natural resource company listed on the American Stock Exchange and TSX Venture Exchange.  He was President of the Company from December 2002 to May 2003.  He earned his Ph.D from the University of Washington.

Patrick Power, President/Director of the Company, brings 12 years experience in corporate management and natural resource property exploration/development experience.  Since 1993, he has been President and Director of Montello Resources Ltd., a TSX Venture Exchange listed company engaged in exploration of oil/gas properties.  Since January 2001, he has been President/CEO/Director of Artic Star Diamond Corp., a TSX Venture Exchange listed company engaged in exploration of diamond properties.  He was President of the Company from August 2001 until December 2002, and was re-appointed in May 2003.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serve at the pleasure of the Board of Directors.

Despite the Company’s Senior Management spending material portions of their time on businesses other than the Company, the Company believes that they devote sufficient time to the Company to properly carry out their duties.

No Director and/or Senior Management has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

Cash Compensation.  Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2002 ended 5/31/2002 was CDN$25,000, including: $22,500 paid to Patrick Power, President; and $2,500 to Troy Mochoruk, former Director.

Director Compensation.  The Company has no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  No stock options were granted or exercised during Fiscal 2002 or Fiscal 2003.  Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2002 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation.  No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2002 to provide pension, retirement or similar benefits for Directors or Senior Management.

Written Management Agreements

--- No Disclosure Necessary ---

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: Ralph Newson, Thomas Patton, and Patrick Power.  The Audit Committee met once during Fiscal 2003.

6.D.  Employees

As of 5/31/2003, the Company had three employees, representing the Senior Management.  As of 5/31/2002, 5/31/2001 and 5/31/2000, there were three, two and two employees (including the Senior Management), respectively.  None of the Company's employees are covered by collective bargaining agreements.

6.E.  Share Ownership

Table No. 7 lists, as of 5/31/2003, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common share, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.  Table No. 7 also includes data on persons/companies where the Company is aware that a shareholder has 5% or greater beneficial interest in the Company’s securities (none).

Table No. 7

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title                                             Amount and Nature    Percent

  of                                                  of Beneficial         of

Class    Name of Beneficial Owner                         Ownership    Class #

------------------------------------------------------------------------------

Common   Patrick Power (1)                                  876,000       6.6%

Common   Michael Muzylowski (2)                             100,000       0.8%

Common   Ralph Newson (3)                                    80,000       0.6%

Common   Glenn Greig                                         22,863       0.2%

Common   Thomas Patton                                            0       0.0%

Common   Troy Mochoruk                                            0       0.0%

Total Directors/Management/5% Holders                     1,078,863       8.2%

------------------------------------------------------------------------------

(1)   380,000 represent currently exercisable warrants.

      210,000 shares are subject to a pooling agreement dated 9/16/2002.

              Under the agreement, the shares will be released from pool as follows: 70,000 on 6/14/2003; 70,000 on 9/14/2003;

              and 70,000 on 12/14/2003.

(2)    75,000 shares are subject to a pooling agreement dated 9/16/2002.

              Under the agreement, the shares will be released from pool as follows: 25,000 on 6/14/2003; 25,000 on 9/14/2003; and 25,000

              on 12/14/2003.

(3)    40,000 represent currently exercisable warrants.

#  Based on 12,942,363 shares outstanding as of 5/31/2003 and share purchase warrants held by each beneficial holder exercisable within sixty days.

______________________________________________________________________________

______________________________________________________________________________

Stock Options.  The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company adopted a formal written stock option plan (the "Plan") on 11/29/2002.

Such “terms and conditions”, including the pricing of the options, expiry and the eligibility of personnel for such stock options, are described below.

The principal purposes of the Company’s stock option program are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

The Plan provides that stock options may be granted to directors, senior officers, employees and consultants of the Company (and any subsidiary of the Company) and management company employees.  For the purposes of the Plan, the terms “employees”, “consultants” and “management company employees” have the meanings set out in TSX Venture Exchange Policy 4.4.  In addition, the term “director” is defined in TSX Venture Exchange Policy 4.4 to include directors, senior officers and management company employees.

Under the Plan, the Company’s board of directors (the “Board”) may, from time to time, designate a director or other senior officer or employee of the Company as administrator (the “Administrator”) for the purposes of administering the Plan.  Initially, the Administrator will be the Secretary of the Company.

The Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding common shares of the Company (subject to standard anti-dilution adjustments).  If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan.  Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.  The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a) options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b) options may be exercisable for a maximum of five years from grant date;

(c) options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period;

(d) options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period;

(e) options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;

(f) options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(g) options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities; and

(h) in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate.  Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one-fourth of the options vesting in any three month period.

In addition, under the Plan a stock option will expire immediately in the event a director or senior officer ceases to be a director or senior officer of the Company as a result of (i) ceasing to meet the qualifications under the Company Act (British Columbia), (ii) the passing of a special resolution by the shareholders or (iii) an order made by a regulatory authority. A stock option will also expire immediately in the event an employee ceases to be an employee as a result of termination for cause or an employee or consultant ceases to be an employee or consultant as a result of an order made by a regulatory authority.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company’s common shares as of the date of the grant of the stock option (the “Award Date”).  The market price of the Company’s common shares for a particular Award Date will typically be the closing trading price of the Company’s common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan.  Discounted market price means the market price less a discount of up to 25% if the market price is $0.50 or less; up to 20% if the market price is between $2.00 and $0.51; and up to 15% if the market price is greater than $2.00.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

The Plan also provides that (a) disinterested shareholder approval will be obtained for any reduction in the exercise price of an option held by an insider of the Company and (b) options cannot be granted to employees, consultants or management company employees that are not bona fide employees, consultants or management company employees, as the case may be.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder.  The Company will not provide financial assistance to option holders to assist them in exercising their stock options.

No stock options were granted during Fiscal 2002/2003 and none are outstanding at 5/31/2003.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 7.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

The participation in private placements of equity by the Company, the exercise of stock options/share purchase warrants, and sales by the individuals has lead over the last several years to some significant changes in the holdings of major shareholders; table reflects direct/indirect holdings of common shares, refer to Table No. 7 for additional information.

______________________________________________________________________________

                                       Shares     Shares     Shares     Shares

                                        Owned      Owned      Owned      Owned

                                    5/31/2003  5/31/2002  5/31/2001  5/31/2000

------------------------------------------------------------------------------

Patrick Power                         496,000          0          0          0

Steven Radvak, former President/Director    0          0    284,352    294,352

______________________________________________________________________________

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.  On 5/31/2003, the Company’s shareholders’ list showed 12,942,863 common shares outstanding, with 923 registered shareholders.  791 of these shareholders were U.S. residents, holding 177,385 shares (representing about 1% of the issued/outstanding shares); 126 registered shareholders were resident in Canada, holding 12,601,550 common shares; and six registered shareholders were resident in other countries, holding 163,565 common shares.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company believes that it has approximately 1,000 beneficial owners of its common shares.

7.A.3.  Control of Company.  The Company is a publicly-owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements.   No Disclosure Necessary

7.B.  Related Party Transactions

Shared Office

The Company’s executive offices are located in facilities shared with Arctic Star Diamond Corp. and Montello Resources Ltd., TSX Venture Exchange traded public companies.  Patrick Power is President/Director of Arctic Star Diamond Corp. and President/Director of Montello Resources Ltd.  Glenn Greig is CFO of Arctic Star Diamond Corp. and Secretary of Montello Resources Ltd.  The expenses attributable to the Company are calculated by the portion of office space it occupies and the related office costs it incurs.  These expenses were $23,369, $6,542, $$nil, and $nil for the Nine Months Ended 2/28/2003 and for Fiscal 2002/2001/2000, respectively.

Funds Owed to/from Arctic Star Diamond Corp.

At 2/28/2003, 5/31/2002, 5/31/2001, and 5/31/2000, respectively, the Company owed $2,380, $nil, $nil, and $nil to Arctic Star Diamond Corp.  At 5/31/2002, Arctic Star owed the Company $3,000.  These were unsecured loans with no definitive date or repayment.

Funds Owed to Montello Resources Ltd.

At 2/28/2003, 5/31/2002, 5/31/2001, and 5/31/2000, respectively, the Company owed $6,197, $nil, $nil, and $nil to Montello Resources Ltd.

Amounts Owed to Senior Management/Directors

At 2/28/2003, 5/31/2002, 5/31/2001, and 5/31/2000, $1,338, $58,803, $7,204, and $7,204 was owed to current/former officers and directors for management and travel expenses, consulting fees, and reimbursement of office-related expenses incurred on its behalf.

Other than as disclosed above, there have been no transactions since 5/31/2000, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C.  Interests of Experts and Counsel   --- No Disclosure Necessary ---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of DeVisser Gray, independent Chartered Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements:

  Fiscal 2002/2001/2000 Ended May 31st

Unaudited Financial Statements

  Nine Months Ended 2/28/2003 and 2/28/2002

8.A.7.  Legal/Arbitration Proceedings

The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B.  Significant Changes

No significant change has occurred since the date of the annual financial statements, and/or since the date of the most recent interim financial statements.

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange in Toronto, Ontario, Canada, under the symbol "AUL.V".  The initial public offering was effective on the Vancouver Stock Exchange under the auspices of the British Columbia Securities Commission in April 1979 under a former name, "Weaco Resources Ltd.".

Table No. 9 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange (Canadian Venture Exchange prior to 8/2/2001 and the Vancouver Stock Exchange prior to November 1999) for actual trades of common shares of the Company for the last six months, last eight fiscal quarters, and last five fiscal years, adjusted for March 2000 one-for-four stock consolidation.

Table No. 9

TSX Venture Exchange

Common Shares Trading Activity

______________________________________________________________________________

______________________________________________________________________________

                                                                     - Sales -

  Period                                                      Canadian Dollars

   Ended                               Volume           High     Low   Closing

------------------------------------------------------------------------------

Monthly

 5/31/2003                          1,046,951          $0.35   $0.28     $0.30

 4/30/2003                          1,620,242           0.35    0.25      0.35

 3/31/2003                          1,010,349           0.45    0.28      0.32

 2/28/2003                          1,082,325           0.47    0.25      0.45

 1/31/2003                             46,150           0.30    0.21      0.30

12/31/2002                             93,732           0.25    0.17      0.25

------------------------------------------------------------------------------

Quarterly

 5/31/2003                          3,677,542          $0.45   $0.25     $0.30

 2/28/2003                          1,222,207           0.47    0.17      0.45

11/30/2002                            253,248           0.20    0.09      0.16

 8/31/2002                             36,785           0.22    0.11      0.11

 5/31/2002                             14,067           0.23    0.17      0.21

 2/28/2002                             32,699           0.14    0.10      0.14

11/30/2001                             13,942           0.15    0.11      0.11

 8/31/2001                             48,858           0.22    0.14      0.14

------------------------------------------------------------------------------

Yearly

 5/31/2003                          5,189,782          $0.47   $0.09     $0.30

 5/31/2002                            109,566           0.23    0.10      0.21

 5/31/2001                            300,973           0.40    0.15      0.17

 5/31/2000                            222,824           0.68    0.08      0.33

 5/31/1999                            244,232           0.15    0.03      0.08

 5/31/1998                            415,046           0.29    0.09      0.09

______________________________________________________________________________

______________________________________________________________________________

The TSX Venture Exchange

The TSX Venture Exchange is a result of the acquisition by the Toronto Stock Exchange of the Canadian Venture Exchange (“CDNX”) from its member firms on 8/1/2001.  The CDNX resulted from the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange that took place on 11/29/1999, to form the CDNX.  The TSX Venture Exchange currently operates as a complementary but independent exchange from its parent, the Toronto Stock Exchange.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Montreal Stock Exchange, the Winnipeg Stock Exchange, and the CDN Over-The-Counter Market.  The TSX Venture Exchange is a venture market as compared to the Toronto Stock Exchange that is Canada’s senior market and the Montreal Exchange that is Canada’s market for derivatives products.

The TSX Venture Exchange currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal.  These service centers provide corporate finance, surveillance and marketing expertise.  The corporate office for the TSX Venture Exchange is located in Calgary and the operations office is located in Vancouver.

The TSX Venture Exchange is a self-regulating organization owned and operated by the Toronto Stock Exchange, which in turn is owned by its member brokerage firms.  It is governed by representatives of member firms and the public.

Organizationally, the TSX Venture Exchange is comprised of seven business areas: Corporate Finance Services, Trading Services and Market Information Services, Compliance, Marketing, Technology, Corporate Affairs and Human Resources.

The TSX Venture Exchange acts as a business link between TSX members, listed companies and investors.  TSX Venture Exchange policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established.  Listings are predominately small and medium sized companies.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following self-regulatory organizations: the TSX Venture Exchange; the Montreal Exchange; the Toronto Stock Exchange; the Toronto Futures Exchange; and the Investment Dealers Association of Canada.

Post-trade monitoring of market activity occurs in the market surveillance department.  Sophisticated software analyses trade data from TRADETSX to detect possible market improprieties.  A variety of surveillance and investigative tools allow the TSX Venture Exchange to perform electronic market monitoring and trade reviews.

The surveillance department is also responsible for monitoring and reviewing listed company activities and detecting breaches of the listing policies or the listing agreement.  Market surveillance and listed company surveillance activities are closely coordinated.

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Company's common shares are issued in registered form and the following information is taken from the records of Pacific Corporate Trust Company (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for the common shares.

Common Share Description

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the British Columbia Company Act (“Company Act”) of British Columbia.  Unless the Company Act or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the Company Act contain provisions, which require a "special resolution" for effecting certain corporate actions.  Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage.  The principle corporate actions that require a "special resolution" include:

a.  Transferring the Company's jurisdiction from British Columbia to another jurisdiction;

b.  Giving financial assistance under certain circumstances;

c.  Certain conflicts of interest by Directors;

d.  Disposing of all/substantially all of Company's undertakings;

e.  Removing Director before expiration of his term of office;

f.  Certain alterations of share capital;

g.  Changing the Company name;

h.  Altering any restrictions on the Company's business; and

i.  Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Pooled Common Shares

280,000 of the common shares held by Patrick Power were subject to a pooling agreement dated 9/16/2002.  Under the agreement, the shares were/will be released from pool as follows: 25% on 3/14/2003, 25% on 6/14/2003; 25% on 9/14/2003; and 25% on 12/14/2003.

100,000 of the common shares held by Mike Muzylowski were subject to a pooling agreement dated 9/16/2002.  Under the agreement, the shares were/will be released from pool as follows: 25% on 3/14/2003, 25% on 6/14/2003; 25% on 9/14/2003; and 25% on 12/14/2003.

2,505,000 of the common shares held by 14 non-insiders were subject to a pooling agreement dated 9/16/2002.  Under the agreement, the shares were/will be released from pool as follows: 25% on 3/14/2003, 25% on 6/14/2003; 25% on 9/14/2003; and 25% on 12/14/2003.

Flow-Through Common Shares

"Flow-through" shares differ from other shares of common shares in only one aspect; all other rights of the shareholder remain unchanged.  Companies must specifically identify the expenditures associated with the funds raised through the sale of flow-through shares.  Companies raising capital through flow-through shares expend the funds on natural resource/exploration development.  The tax benefits (depreciation, amortization, etc.) connected with the expenditures flow through to the shareholder rather than the corporation.  These tax benefits are available only to shareholders residing in Canada.  Shareholders residing in the United States and other non-Canadian shareholders, receive no tax benefits through the purchase of flow-through shares.  2,000,000 of the Units distributed in the January 2003 public offering contained "flow-through" common shares.

Stock Options

Refer to ITEM 6.E. and Table No. 8 for additional information.

Share Purchase Warrants

Table No. 10 lists, as of 5/31/2003, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  As of 5/31/2003, the Company was aware of 155 holders of its 8,137,500 share purchase warrants, all were resident in Canada.  These warrants were issued in conjunction with private placements and are non-transferable.

Table No. 10

Share Purchase Warrants Outstanding

______________________________________________________________________________

______________________________________________________________________________

              Number of    Number of

              Share        Share                                    Expiration

              Purchase     Purchase                                    Date of

Effective     Warrants     Warrants                                      Share

Date of       Originally   Still           Exercise Price             Purchase

Issuance      Issued       Outstanding    Year #1 Year #2             Warrants

------------------------------------------------------------------------------

 6/26/2002      140,000      140,000        $0.15   $0.15            6/26/2004

11/13/2002    1,660,000    1,515,000        $0.15   $0.15           11/14/2004

11/13/2003    2,600,000    2,362,500        $0.12   $0.12           11/14/2004

 1/31/2003    4,000,000    3,960,000        $0.16   $0.16            1/31/2005

 1/31/2003      800,000      160,000        $0.16   $0.16            1/31/2005

______________________________________________________________________________

______________________________________________________________________________

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

          --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Toronto, Ontario.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 5/31/2003, 5/31/2002, 5/31/2001, and 5/31/2000, the authorized capital of the Company was 100,000,000 common shares without par value.  At these dates, there were 12,942,863, 1,875,545, 1,875,545, and 1,875,545 common shares issued and outstanding, respectively.

During the last five years, capital has been “paid for” with assets other than cash:  May 2003, 180,000 shares at deemed price of $0.45 per share are part consideration for purchase of Alliance Oil Field interest; May 2003, 160,000 shares at deemed price of $0.45 per share as finder’s fee associated with purchase of Alliance Oil Field interest; and May 2003, 80,000 shares at deemed price of $0.10 per share as finder’s fee on the 2,600,000 unit private placement completed in November 2002.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

--- No Disclosure Necessary ---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

--- Refer to Table No. 8 and Table No. 10. ---

10.A.6.  History of Share Capital

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

______________________________________________________________________________

Fiscal                                            Number of            Capital

Year   Nature of Share Issuance                      Shares             Raised

------------------------------------------------------------------------------

1998   None

1999   None

2000   None

2001   None

2002   None

2003   Private Placement                      140,000 Units           $ 14,000

       Private Placement                    1,660,000 Units           $166,000

       Private Placement                    2,600,000 Units           $260,000

       Public Offering                      4,000,000 Units           $600,000

       Agent Warrants                         800,000 Warrants        $    nil

       Private Placement                    1,181,818 Common Shares   $130,000

       Exercise of Warrants                 1,062,500 Common Shares   $167,050

______________________________________________________________________________

10.A.7.  Resolutions/Authorizations/Approvals

--- No Disclosure Necessary ---

10.B.  Memorandum and Articles of Association

Objects and Purposes

The Articles of Incorporation place no restrictions upon the type of business that the Company may engage in.

10.B.2.  Directors

Disclosure of Interest of Directors/Officers, Section 12.6 the Bylaws

A Director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company shall declare the nature and extent of his interest at a meeting of the directors in accordance with the provisions of the Companies Act.

A director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he may be counted in the quorum present at the meeting at which such vote is taken.  Subject to the Companies Act, the foregoing shall not apply to:

(a) any contract or transaction relating to a loan to the Company, which a director or a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan, or

(b) any contract or transaction made or to be made with, or for the benefit of a holding corporation or a subsidiary corporation of which a director is a director, or

(c) any contract by a director to subscribe for shares, debentures or debt obligations to be issued by the Company or a subsidiary of the Company, or any contract, arrangement or transaction in which a director is, directly or indirectly, interested if all the other directors are also, directly or indirectly interested in the contract, arrangements or transaction, or

(d) if authorized by ordinary resolution pursuant to Article 12.4, the remuneration of the directors.

Subject to the Companies Act the foregoing prohibitions and exceptions thereto may from time to time be suspended or amended to any extent by ordinary resolution, either generally or in respect of any particular contract, arrangement or transaction or for any particular period.

Remuneration and Expenses of Directors, Section 12.4 the Bylaws

Subject to any unanimous shareholder agreement, the Directors shall be paid such remuneration for their services as the Board may from time to time determine.  Unless by ordinary resolution the directors are authorized to determine their remuneration, such remuneration is to be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.  The Directors shall also be entitled to be reimbursed for traveling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof.  Nothing herein contained shall preclude any Director from serving the Company in any other capacity and receiving remuneration therefore.

Borrowing Power, Section 8 the Bylaws

Without limiting the borrowing powers of the Company as set forth in the Act, but subject to the articles and any unanimous shareholders agreement, the Board may from time to time on behalf of the Company, without authorization of the shareholders:

a) borrow money upon the credit of the Company;

b) issue, reissue, sell or pledge bonds, debentures, notes or other similar obligations or guarantee of such an obligation of a body corporate, whether secured or unsecured;

c) to the extent permitted by the Act, give directly or indirectly financial assistance to any person by means of a loan, a guarantee on behalf of the Company to secure performance of any present or future indebtedness, Liability or obligation of any person, or otherwise; and

d) charge, mortgage, hypothecate, pledge, or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Company, including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Company.

Nothing in this section limits or restricts the borrowing of money by the Company on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Company.

Director Retirement

Neither the Company’s memorandum/ articles/by-laws nor British Columbia law requires retirement or non-retirement of directors under an age limit requirement.

Director Stock Ownership

Neither the Company’s memorandum/ articles/by-laws nor British Columbia law requires share ownership by directors.

10.B.3.  Rights, Preferences, Restrictions of Common Shares

Dividends, Section 19 the By-Laws

Subject to the provisions of the Act, the Board may from time to time declare dividends payable to the shareholders according their respective rights and interests in the Company.  Dividends may be paid in money or property by issuing fully paid shares of the Company.

Voting Rights, Section 11 the By-Laws

Subject to the provisions of the Act, at any meeting of the shareholders in respect of which the Company has prepared a shareholders’ list, every person who is named in such list shall be entitled to vote the share shown.  At any meeting of the shareholders, every question shall, unless otherwise required by the articles or by-laws or by law (refer to “special resolution” below) be determined by the majority of the votes cast on the question.  In case of an equality of votes upon a resolution, the chairman shall, either on a show of hands or on a poll, have a casting or second vote in addition to the vote or votes to which he may be entitled as a member.

Neither the Company’s memorandum/articles/by-laws nor British Columbia law permit: staggered terms for Directors; cumulative voting; shareholder approval of corporate matter by written consent; the adoption of various “poison pill” measures precluding shareholders from realizing a potential premium over the market value of their shares.

Rights to Share in Profits

Rights in event of liquidation

Redemption Provisions

Sinking Fund Provisions

Liability to Further Capital Calls

Discriminatory Rights Against Significant Shareholders

The Company’s articles/by-laws do not address these issues.  Accordingly, British Columbia law and any exchange upon which the common shares trade govern the shareholders’ rights regarding these issues.

10.B.4.  Modification of Rights of Shareholders

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the “Company Act” of British Columbia, Canada.  Unless the “Company Act” or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

Special Resolution

The Company's Articles and the “Company Act“ (British Columbia) contain provisions that require a "special resolution" for effecting certain corporate actions.  Such a "special resolution" requires a two-thirds vote of shareholders rather than a simple majority for passage.  The principal corporate actions that require a “special resolution” include:

a. Approval of contracts or transactions that give rise to certain conflicts of interest by Directors or Officers in certain circumstances;

b. Disposing of all/substantially all of Company's undertaking or assets;

c. Changing the Company name;

d. Amalgamation of the Company with another corporation (other than wholly-owned subsidiaries); and

e. Altering any restrictions on the Company's business; and

f. Certain reorganizations of the Company.

10.B.5.  Annual Meetings, Special Meetings, Section 9 of the Articles

Subject to Article 9.2 and to the Companies Act the first annual general meeting shall be held within 15 months from the date of incorporation and thereof each Annual general meeting shall be held once in every calendar year at such time, not being more than 13 months after the holding of the last preceding annual general meeting, and place, as the directors shall appoint.  In default of the meeting being so held, the meeting shall be held in the month next following and may be called by any two members in the same manner as nearly as possible as that in which meetings are to be called by the directors.

The directors may whenever they think fit, and they shall, promptly on the receipt of a requisition of a member or members of the Company representing not less than one-twentieth of such of the issued shares in the capital of the Company as at the date of the requisition carry the right of voting in all circumstances at general meetings, call a general meeting or the Company.  Any such requisition, and the meeting to be called pursuant thereto, shall comply with the provisions of the Companies Act.

Not less than 21 days' notice of any general meeting specifying the time and place of meeting, and in case of special business, the general nature of that business shall be given in the manner mentioned in Part 21, or in such other manner, if any, as may be prescribed by ordinary resolution whether previous notice thereof has been given or not, to any person as may by law or under these Articles or other regulations of the Company entitled to receive such notice from the Company, but the accidental omission to give notice of any meeting to, or the non-receipt of any such notice by, any of such parsons shall not invalidate any proceedings at that meeting.

Persons entitled to notice of a general meeting may waive or reduce the period of notice convening the meeting, by unanimous consent in writing, and may give such waiver before, during or after the meeting.

Shareholder meetings are called in accordance with the rules of the “Company Act” (British Columbia) by approval of the Board of Directors determining the time, date, and place of such meetings, which must be held in Canada.  Save as otherwise herein provided a quorum for a general meeting shall be: two members or proxy holders representing two members, or one member and a proxy holder representing another member, personally present at the commencement of the meeting and holding or representing by proxy not less than one-tenth of the issued shares of a class of shares the holders of which are entitled to attend and to vote at such meeting; unless the Company has only one member, in which case the quorum shall be one member.

10.B.6.  Limitations on Rights to Own Shares

The Company is unaware of any limitations on the rights to own securities, including those of non-resident or foreign shareholders.

10.B.7.  Change of Control of Company

There are no provisions of the Company’s articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

10.B.8.  Disclosure of Share Ownership

Although not expressly enumerated in the Articles/By-Laws, pursuant to Canadian regulations, any shareholder who owns more than 10% of the Company’s common shares must disclose shareholder ownership.

10.C.  Material Contracts   --- No Disclosure Necessary ---

10.D.  Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10, “Taxation” below.

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian".  The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company.  "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E  Taxation

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular U.S. Holder and no representation is made with respect to the Canadian income tax consequences to any particular person.  Accordingly, U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares.  The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada.  For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable year ended 5/31/2002 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F.  Dividends and Paying Agents

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts

The Company’s auditors for its financial statements for each of the preceding three years were DeVisser Gray, Chartered Accountants, 905 West Pender Street, Suite 401, Vancouver, British Columbia, Canada  V6C 1L6.  They are members of the British Columbia Institute of Chartered Accountants.  Their audit report for Fiscal 2002/2001/2000 is included with the related financial statements in this Registration Statement with their consent.

10.H.  Document on Display    --- No Disclosure Necessary ---

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          --- No Disclosure Necessary ---

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities            --- No Disclosure Necessary ---

12.B.  Warrants and Rights        --- No Disclosure Necessary ---

12.C.  Other Securities           --- No Disclosure Necessary ---

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

          --- No Disclosure Necessary ---

ITEM 16.  RESERVED

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of De Visser Gray, independent Chartered Accountants, is included herein immediately preceding the audited financial statements.

Audited Financial Statements

 Auditor's Report, dated 10/10/2002

 Balance Sheets at 5/31/2002, 5/31/2001, and 5/31/2000

 Statements of Operations and Deficit

   for the years ended 5/31/2002, 5/31/2001, and 5/31/2000

 Statements of Cash Flows

   for the years ended 5/31/2002, 5/31/2001, and 5/31/2000

 Notes to Financial Statements

Unaudited Financial Statements

 Balance Sheets at 2/28/2003 and 2/28/2002

 Statements of Loss and Deficit

   for the Nine Months ended  2/28/2003 and 2/28/2002

 Statements of Cash Flows

   for the Nine Months ended  2/28/2003 and 2/28/2002

 Notes to Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

                                                                          Page

1. Articles of Incorporation/Bylaws as currently in effect:                69

   1.1.  Certificate of Incorporation, dated  4/17/1979

   1.2.  Certificate of Name Change,   dated  8/31/1993

   1.2.  Certificate of Name Change,   dated  3/14/2000

   1.3.  Memorandum/Articles/By-Laws,  dated  3/21/1979

2.  Instruments defining the rights of holders of equity or

      debt securities being registered.

       --- Refer to Exhibit No. 1 ---

3.  Voting Trust Agreements:             No Disclosure Necessary

4.  Material Contracts:                  No Disclosure Necessary

5.  Foreign Patents:                     No Disclosure Necessary

6.  Earnings Per Share Calculation:      No Disclosure Necessary

7.  Ratio of Earnings To Fixed Charges:  No Disclosure Necessary

8.  List of Subsidiaries:                No Disclosure Necessary

9.  Statement Regarding Date of Financial Statements:

                                         No Disclosure Necessary

10.  Additional Exhibits:

     a.  Short Form Offering Document, dated 12/9/2002                     123

     b.  Notice/Information Circular for AGM held 11/29/2002               158

     c.  Annual Information Form for Fiscal 2002, dated 11/8/2002          173

     g.  Consent of Auditor, DeVisser Gray, dated 6/24/2003                185

99.1  CEO Evaluation and Sarbanes-Oxley Certification                      186

99.2  CFO Evaluation and Sarbanes-Oxley Certification                      187

AUSTIN DEVELOPMENTS CORP.

FINANCIAL STATEMENTS

Years Ended May 31, 2002, 2001, and 2000

(Expressed in Canadian Dollars)

D E  V I S S E R  G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS’ REPORT

To the Shareholders of Austin Developments Corp.

We have audited the balance sheets of Austin Developments Corp. as at May 31, 2002, 2001, 2000 and the statements of operations and deficit and cash flows for each of the years in the three year period ended May 31, 2002.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2002, 2001, 2000 and the results of its operations and cash flows for each of the years in the three year period ended May 31, 2002 in accordance with Canadian generally accepted accounting principles.  As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, B.C.

October 10, 2002

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the financial statements.  Our report to the shareholders dated October 10, 2002, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the Auditor’s report when these are adequately disclosed in the financial statements.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

October 10 ,2002

AUSTIN DEVELOPMENTS CORP.

Balance Sheets

(Expressed in Canadian Dollars)

	May 31,
	2002 $	2001 $	2000 $
A S S E T S
Current
Cash	1,571	10,358	3,111
Amounts receivable	5,441	1,146	2,016
Marketable securities	-	-	2,500
Due from related parties (note 8)	3,000	-	-
Prepaid expenses	3,738	1,325	-
	13,750	12,829	7,627

Capital assets	-	166	238
Oil and gas properties (note 3)	7,107	-	-
Deferred costs (note 4)	1	1	1
	20,858	12,996	7,866

L I A B I L I T I E S

Current
Accounts payable and accrued liabilities	116,428	152,881	131,194
Due to related parties (note 8)	75,931	58,802	19,728
Loans payable (note 7)	15,000	20,000	10,000
	207,359	231,683	160,922
Liability to issue shares (note 5)	178,500	-	-
	385,859	231,683	160,922

S H A R E H O L D E R S’ D E F I C I E N C Y

Share capital (note 5)	6,999,464	6,999,464	6,999,464
Deficit	(7,364,465)	(7,218,151)	(7,152,520)
Continuing operations (note 1)	(365,001)	(218,687)	(153,056)
	20,858	12,996	7,866

Approved by the Board of Directors:
“Patrick Power”	“Troy Mochoruk”
Director	Director

AUSTIN DEVELOPMENTS CORP.

Statements of Operations and Deficit

(Expressed in Canadian Dollars)

	Years Ended May 31,
	2002 $	2001 $	2000 $
Option payment received	7,500	-	-

Expenses
Accounting and legal	12,488	24,382	5,540
Amortization	-	72	101
Bank charges and interest	37,740	17,340	30
Consulting	53,000	-	8,600
Management fees	22,500	7,500	12,500
Office and miscellaneous	4,184	839	3,563
Property examination	-	-	-
Rent	9,034	450	-
Shareholder information	-	-	-
Travel and promotion	1,074	-	-
Trust and filing	13,877	12,665	7,642
Write-off of capital assets	166	-	-
Write-down of marketable securities	-	2,500	2,500
Interest income	(249)	(117)	(383)
	153,814	65,631	40,093

Net loss for the year	(146,314)	(65,631)	(40,093)
Deficit - beginning of year	(7,218,151)	(7,152,520)	(7,112,427)
Deficit - end of year	(7,364,465)	(7,218,151)	(7,152,520)

Loss per share	$ (0.08)	$ (0.03)	$ (0.02)

Weighted average number of shares outstanding	1,878,545	1,878,545	1,878,545

AUSTIN DEVELOPMENTS CORP.

Statements of Cash Flows

(Expressed in Canadian Dollars)

	Years Ended May 31
	2002 $	2001 $	2000 $
Cash Provided By (Used For):

Operating Activities
Net loss for the year	(146,314)	(65,631)	(40,093)
Adjustment for items not involving cash:
Write off of capital assets	166	-	-
Write down of marketable securities	-	2,500	2,500
Amortization	-	72	101
	(146,148)	(63,059)	(37,492)
Net changes in non-cash working capital:
Accounts receivable	(7,295)	870	10,000
Prepaid expenses	(2,413)	(1,325)	(1,208)
Accounts payable and accrued liabilities	(36,453)	55,557	8,629
Due to related parties	17,129	5,204	-
	(175,180)	(2,753)	(20,071)
Investing Activity
Oil and gas properties	(7,107)	-	-

Financing Activity
Deferred share issue costs	-	-	-
Loans payable	(5,000)	10,000	-
Liability to issue shares (note 5)	178,500	-	-
Share capital issued	-	-	-
	173,500	10,000	-

Net cash (used) provided during the year	(8,787)	7,247	(20,071)
Cash - beginning of year	10,358	3,111	23,182
Cash - end of year	1,571	10,358	3,111

AUSTIN DEVELOPMENTS CORP.

Notes to the Financial Statements

For the years ended May 31, 2002, 2001 and 2000

(Expressed in Canadian dollars)

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in the Province of British Columbia and its principal activity is the acquisition, exploration and development of oil and gas properties.  The Company is currently in the exploration stage of developing its oil and gas properties and has not yet determined whether these properties contain oil and gas reserves that are economically recoverable.

The Company also has an interest in a mineral property which has been written-down to a nominal amount of one dollar.

The Company has a net working capital deficiency at May 31, 2002 of $193,609 and a capital deficiency of $186,501. The Company does not generate cash flow from operations to fund its exploration activities and has therefore relied principally upon the issuance of securities for financing.  The Company intends to continue relying upon the issuance of securities to finance its operations and explorations activities to the extent such instruments are issuable under terms acceptable to the Company.  Accordingly, the Company’s financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations.  If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable value of its assets my decline materially from current estimates.

Refer to note 9.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and as described in note 10, these principles differ in certain respects from principles and practices generally accepted in the United States.  Summarized below are those policies considered particularly significant to the Company. References to the Company are inclusive of the Canadian parent company and its wholly-owned subsidiary.

Foreign Currency Translation

The Company translates accounts denominated in foreign currencies as follows; monetary assets and liabilities at the rate of exchange in effect at the balance sheet date and non-monetary assets and liabilities at their applicable historical rates.  Revenues and expenses are translated at rates prevailing at the date of the transaction except for amortization which is translated at historical rates.

Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas operations in accordance with Canadian guidelines.  Under this method, all costs associated with the acquisition, exploration and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis.  Such costs include property acquisition costs, geological and geophysical studies, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, and overhead expenses directly related to these activities.

Depletion is calculated for producing properties by using the unit-of-production method based on proved reserves, before royalties, as determined by management of the Company or independent consultants. Sales or dispositions of oil and gas properties are credited to the respective cost centers and any gain or loss is recognized when all properties in a cost center have been disposed of, unless such sale or disposition significantly alters the relationship between capitalized costs and proved reserves of oil and gas attributable to the cost center.  Costs of abandoned oil and gas properties are accounted for as adjustments of capitalized costs and written-off to expense.

AUSTIN DEVELOPMENTS CORP.

Notes to the Financial Statements

For the years ended May 31, 2002, 2001 and 2000

(Expressed in Canadian dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Oil and Gas Properties (continued)

A ceiling test is applied to each cost center and to the aggregate of all cost centers by comparing the net capitalized costs to the estimated future net revenues from production of proved reserves without discount, plus the costs of unproved properties net of impairment, in addition, the ceiling test for the aggregate of all cost centers is required to include the effects of future site restoration costs, general and administrative expenses, financing costs and income taxes. Any excess capitalized costs are written-off in the current year as additional depletion. The calculation of future net revenues is based upon prices, costs and regulations in effect at each year end.

The Company may write off an unproved property under one or more of the following conditions:

i)

there are no firm plans for further drilling on the unproved property;

ii)

negative results were obtained from studies of the unproved property;

iii)

negative results were obtained from studies conducted in the vicinity of the unproved property; or

iv)

the remaining term of the unproved property does not allow sufficient time for further studies or drilling.

v)

unproved properties are assessed for impairment on an annual basis by applying factors that rely on historical experience.

Mineral Properties

The cost of mineral properties and related exploration expenditures are deferred until the properties are placed into production, sold or abandoned.  These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written-off if the properties are abandoned.

The recorded cost of mineral property acquisition and deferred exploration costs represent costs incurred and are not intended to reflect present or future values.  The ultimate recovery of such capitalized costs is dependent upon the discovery and development of economic ore reserves or the sale of mineral rights.

Measurement Uncertainty

The preparation of the financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities at the date of the financial statements and the reported amounts of certain revenues and expenses during the year. Actual results could differ from those estimates.

Capital Assets

Capital assets consist of computer hardware which is recorded at cost and amortized over its estimated useful economic life on a declining-balance basis at the rate of 30% per annum.

Financial Instruments

The Company’s financial instruments consist of current assets and current liabilities.  The fair values of these assets and liabilities approximate their carrying amounts due to the short-term nature of these instruments.

AUSTIN DEVELOPMENTS CORP.

Notes to the Financial Statements

For the years ended May 31, 2002, 2001 and 2000

(Expressed in Canadian dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock Option Plan

The Company grants stock options in accordance with the policies of the TSX Venture Exchange and records compensation expense for stock options granted to non-employees, at the time of their vesting, calculated using the fair value method and for stock options granted to directors and employees, no compensation expense is recognized, however, the Company discloses this information on a pro-forma basis using the fair value method.

This policy is adopted for all options granted subsequent to January 1, 2002.

Loss Per Share

Loss per share has been calculated using the weighted-average number of common shares outstanding during the year. Fully diluted loss per share is not presented as the effect on basic loss per share is anti-dilutive.

Income Taxes

The Company accounts for future tax assets and liabilities in accordance with the liability method.  Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases, and are measured using the tax rates expected to apply to taxable income in years in which those temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.  The Company has taken a valuation allowance for the full amount of all potential tax assets.

The Company’s accounting policy for future income taxes currently has no effect on the financial statements of any of the fiscal years presented.

OIL AND GAS PROPERTIES

	May 31
	2002	2001	2000
	$	$	$
Acquisition costs	-	-	-
Exploration costs	7,107	-	-
	7,107	-	-

CANADA

Elkhorn Property, Manitoba

During the year ended May 31, 2002, the Company entered into an agreement to acquire a 100% working interest in certain oil leases located near Brandon, Manitoba, subject to a non-convertible overriding royalty of 7.5% and landowner royalties.  To earn its interest, the Company must pay $5,000 upon receipt of regulatory consent (received October 9, 2002) and was required to elect by September 30, 2002 to commit to drill a test well.  The Company is currently negotiating an extension to these terms and considers the agreement to be in good standing.

The Company granted an option to Lund Ventures Ltd. ("Lund") whereby Lund can earn 25% of the Company’s interest in this property by paying $7,500 to the Company (received), a further $7,500 upon Lund completing a minimum $100,000 private placement financing and funding 33.3% of all exploration and development costs incurred by the Company on the property.

AUSTIN DEVELOPMENTS CORP.

Notes to the Financial Statements

For the years ended May 31, 2002, 2001 and 2000

(Expressed in Canadian dollars)

4.

DEFERRED COSTS

UNITED STATES OF AMERICA

Bonanza King Property, California

The Company has an interest in one patented mining claim (previously six claims) in San Bernardino County, California. In 1999, the property was written-down to one dollar based on management’s assessment that the recoverability of the related acquisition and deferred exploration costs was uncertain.

5.

SHARE CAPITAL

(a)

Authorized share capital consists of 100,000,000 common shares without par value.

(b) Issued and outstanding
	Number
	of Shares	Amount
		$
Issued at May 31, 2000, 2001 and 2002	1,878,545	6,999,464

* net of share issue costs of $5,000

(a)

The Company received $178,500 of the proceeds of private placements prior to May 31, 2002.

Refer to note 9.

(d)

The Company has no stock options outstanding during the years ended may 31, 2000 to May 31, 2002.

INCOME TAXES

The Company has incurred non-capital losses aggregating approximately $472,000 which are available to be offset against future taxable income for years up to 2009, and also has approximately $1.8 million in resource deductions that have an unlimited carryforward period.  The potential benefits associated with these tax pools are not reflected in these financial statements as it is not likely that they will be utilized to reduce future taxable income.

LOANS PAYABLE

Loans payable are non-interest bearing, unsecured and have no fixed terms for repayment.

AUSTIN DEVELOPMENTS CORP.

Notes to the Financial Statements

For the years ended May 31, 2002, 2001 and 2000

(Expressed in Canadian dollars)

8.

RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

These transaction occurred during the following periods:

	Year ended May 31,
	2002 $	2001 $	2000 $
Expense reimbursements	-	7,204	-
Management fees	22,500	7,500	12,500
Rent incurred	-	-	-
Travel and entertainment expenses	1,074	-	-

Balance due to related parties	75,931	58,802	19,728

SUBSEQUENT EVENTS

In addition to items disclosed elsewhere in these notes, the following occurred during the period subsequent to May 31, 2002:

•

The Company issued 140,000 units for cash of $14,000 pursuant to a private placement.

•

The Company proposes to issue 2,600,000 units at $0.10 per unit for a cash consideration of  $260,000 pursuant to a private placement.  Each unit will consist of one share and one non-transferable share purchase warrant.  Each warrant will entitle the holder to purchase an additional share at an exercise price of $0.12 per share, exercisable for a period of two years.

•

Refer to note 5.

AUSTIN DEVELOPMENTS CORP.

Notes to the Financial Statements

For the years ended May 31, 2002, 2001 and 2000

(Expressed in Canadian dollars)

1.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

a)

Under Canadian GAAP, exploration expenditures are deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off.  Under U.S. GAAP, all costs are expensed until an independent feasibility study has determined that the property is capable of economic commercial production.  The following items provide a summary of the impact on these financial statements that would result from the application of U.S. accounting principles to deferred property costs.

a)

Under U.S. GAAP, the ceiling test under the full cost method is performed for each cost centre by comparing the net capitalized costs to the net present value of the estimated future net revenues from production of proved reserves discounted by 10%, net of the effects of future costs to develop and produce the proved reserves, plus the costs of unproved properties net of impairment, and less the effect of income taxes.  Any excess capitalized costs are written-off to expense.  The ceiling test under U.S. GAAP has been limited to those periods in which U.S. GAAP balances have been provided.

	May 31
Balance Sheet	2002	2001	2000
	$	$	$

Deferred Costs
Deferred costs under Canadian GAAP	1	1	1
Less deferred costs expensed under U.S. GAAP	(1)	(1)	(1)
Deferred costs under U.S. GAAP	-	-	-

Oil and gas properties
Deferred costs under Canadian GAAP	7,107	-	-
Less deferred costs expensed under U.S. GAAP	(7,107)	-	-
Deferred costs under U.S. GAAP	-	-	-

Deficit
Closing deficit under Canadian GAAP	(7,364,465)	(7,218,151)	(7,152,520)
Adjustment to deficit for items expensed under U.S. GAAP	(7,107)	1	1
Closing deficit under U.S. GAAP	(7,371,572)	(7,218,152)	(7,152,251)

AUSTIN DEVELOPMENTS CORP.

Notes to the Financial Statements

For the years ended May 31, 2002, 2001 and 2000

(Expressed in Canadian dollars)

10.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

	May 31
	2002	2001	2000
	$	$	$
Operations
Net loss following Canadian GAAP	(146,314)	(65,631)	(40,093)
Deferred costs expensed under U.S. GAAP	(7,108)	(1)	(1)
Net loss under U.S. GAAP	(153,422)	(65,632)	(40,094)

Cash Flow
Operating Activities
Net loss under Canadian GAAP	(146,314)	(65,631)	(40,093)
Adjustments under Canadian GAAP	(28,866)	62,878	20,022
Adjustments under U.S. GAAP	(7,108)	(1)	(1)
Funds applied to operations under U.S. GAAP	(182,288)	(2,754)	(20,072)

Investing Activity
Investing activity under Canadian GAAP	(7,107)	-	-
Adjustment under U.S. GAAP	7,107	-	-
Investing activity under U.S. GAAP	-	-	-

b)

Loss Per Share

 Under Canadian GAAP, shares held in escrow which are continently cancelable are included in the calculation of loss per share, however under U.S. GAAP, these shares are excluded until the shares are released for trading.

Diluted loss per share is not presented as it is anti-dilutive.

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations:

	May 31,
	2002	2001	2000
	$	$	$
Numerator : Net loss for the year under U.S. GAAP

Denominator: Weighted-average number of shares under Canadian GAAP	1,878,545	1,878,545	1,878,545
Adjustment required under U.S. GAAP (escrow shares)	-	(187,500)	(187,500)
Weighted- average number of shares under U.S GAAP	1,878,545	1,691,045	1,691,045
Basic and diluted loss per share under U.S. GAAP	$ (0.08)	$ (0.04)	$ (0.02)

AUSTIN DEVELOPMENTS CORP.

INTERIM FINANCIAL STATEMENTS

February 28, 2003

February 28, 2002

(Expressed in Canadian Dollars)

(Unaudited)

AUSTIN DEVELOPMENTS CORP.

Balance Sheet

As at February 28,

(Expressed in Canadian Dollars)

(Unaudited)

	2003	2002

ASSETS

CURRENT ASSETS
Cash	$345,180	$49,842
Accounts receivable	36,955	7,160
Due from related parties (Note 8 (b))	3,817	-
Deposits and prepaid expenses	10,000	6,420

	395,952	63,422
CAPITAL ASSETS	-	127

EXPLORATION ADVANCES	110,232	-

DEFERRED OIL AND GAS COSTS (Notes 4 and 9)	62,459	-

DEFERRED COSTS (Note 5)	1	1

	$568,644	$63,550

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$63,078	$161,814
Due to related parties (Note 8(c))	1,338	30,898
Loans payable (Note 6)	750	20,000

	65,166	212,712
OBLIGATION TO ISSUE SHARES	-	180,000

	65,166	392,712

SHAREHOLDERS’ EQUITY (DEFICIENCY)

SHARE CAPITAL (Notes 7 and 10)	8,071,088	6,999,464
DEFICIT	(7,567,610)	(7,328,626)

	503,478	(329,162)

	$568,644	$63,550

APPROVED BY THE BOARD:
“Thomas Patton”	“Patrick Power”
Thomas Patton – Director	Patrick Power – Director

See notes to the interim financial statements

AUSTIN DEVELOPMENTS CORP.

Interim Statement of Operations and Deficit

For the Nine Months Ended February 28,

(Expressed in Canadian Dollars)

(Unaudited)

		2003		2002

REVENUE	$		$
Oil and gas, net		15,000		-

EXPENSES
Accounting and audit		7,932		1,138
Amortization		-		39
Bank charges and interest		8,520		34,534
Consulting fees		37,919		30,000
Filing fees		16,905		11,142
Interest		341		245
Legal fees		27,991		8,621
Management fees		43,406		15,000
Office		1,665		2,804
Property examination		30,305		-
Rent		24,369		7,442
Shareholder information		3,268		-
Transfer agent’s fees		6,228		-
Travel and public relations		9,978		-

		218,145		110,475

NET LOSS FOR THE PERIOD		(203,145)		(110,475)

DEFICIT, BEGINNING OF PERIOD		(7,364,465)		(7,218,151)

DEFICIT, END OF PERIOD		$(7,567,610)		$(7,328,626)

LOSS PER SHARE		$(0.05)		$(0.06)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		4,456,100		1,878,545

See notes to the interim financial statements

AUSTIN DEVELOPMENTS CORP.

Interim Statement of Cash Flow

For the Nine Months Ended February 28,

(Expressed in Canadian Dollars)

(Unaudited)

	2003	2002

CASH FLOW FROM OPERATING
ACTIVITIES
Net loss for the period	$(203,145)	$(110,475)
Adjustment for item not involving cash:
Amortization	-	39

	(203,145)	(110,436)
Change in non-cash working capital items:
Accounts receivable	(31,514)	(6,014)
Deposits and prepaid expenses	(6,262)	(5,095)
Accounts payable and accrued liabilities	(53,350)	(24,937)
Due to/from related parties	(75,410)	5,966

Cash flows used in operating activities	(369,681)	(140,516)

CASH FLOWS FROM FINANCING
ACTIVITIES
Loans payable	(14,250)	-
Liability to issue shares	(178,500)	180,000
Share capital issued for cash	1,071,624	-

Cash flows from financing activities	878,874	180,000

CASH FLOWS FROM INVESTING
ACTIVITIES
Exploration advances	(110,232)	-
Resources property expenditures	(55,352)	-

Cash flows used in investing activities	(165,584)	-

INCREASE (DECREASE) IN CASH	343,609	39,484

CASH, BEGINNING OF PERIOD	1,571	10,358

CASH, END OF PERIOD	$345,180	$49,842

See notes to the interim financial statements

AUSTIN DEVELOPMENTS CORP.

Notes to the Interim Financial Statements

For the Nine Month Ended February 28, 2003

(Expressed in Canadian Dollars)

(Unaudited)

1.

NATURE AND CONTITUANCE OF OPERATIONS

The Company is incorporated in the Province of British Columbia and its principal activity is the acquisition, and exploration of oil and gas properties.

These interim financial statements have been prepared assuming the Company will continue on a going-concern basis.  The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise additional financing to eliminate its working capital and capital deficiencies.

2.

ACCOUNTING PRINCIPLES AND USE IF ESTIMATES

The accompanying unaudited interim financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements.  These interim financial statements should be read in conjunction with the Company’s annual audited financial statements dated May 31, 2002.  All material adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods have been reflected.  The results for the nine months ended February 28, 2003 are stated utilizing the same accounting policies, and the methods of application of those policies are consistent with, those reflected in the Company’s most recent annual financial statements, but these interim figures are not necessarily of the results to be expected for the fill year.

3.

BASIS OF ACCOUNTING

These financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  As described in note 10, these principles differ in certain respects from principles and practices generally accepted in the United States. References to the Company included herein are inclusive of the company.

4.

DEFERRED OIL AND GAS COSTS

	Provost	Elkhorn	Total
	$	$	$

Acquisition costs	31,352	19,900	51,252
Exploration costs	-	11,207	11,207
Total Deferred Oil and Gas Costs	31,352	31,107	62,459

AUSTIN DEVELOPMENTS CORP.

Notes to the Interim Financial Statements

For the Nine Month Ended February 28, 2003

(Expressed in Canadian Dollars)

(Unaudited)

4.

DEFERRED OIL AND GAS COSTS (continued)

(a)  Elkhorn Property, Manitoba

During the year ended May 31,2002, and as amended during the nine month period ended February 28, 2003, the Company entered into an agreement to acquire a 100% working interest in certain oil leases located near Brandon, Manitoba, subject to a non-convertible overriding royalty of 7.5% and landowner royalties.  To earn its interest, the Company paid $5,000, and an additional $4,000 to defer the drilling of a test well to February 15, 2003.  The Company did not commence drilling of the test well by this date.  Consequently, it is required to pay a further $10,900, which amount is accrued as a liability as at February 28, 2003.

The Company granted an option to Lund Ventures Ltd. (“Lund”) whereby Lund can earn 25% of the Company’s interest in this property in this property by paying $7,500 to the Company (received), a further $7,500 upon Lund completing a minimum $100,000 private placement financing , and 1/3 of all exploration and development costs incurred by the Company on the property.  During the nine month period ended February 28, 2003, Lund gave notice to the Company of termination of the agreement and requested the Company the refund the initial payment of $7,500.  The Company has not accepted the termination by Lund and is reviewing its available remedies.

(b)  Provost Property, Alberta

During the nine month period ended February 28, 2003, the Company purchased a 100% interest in an oil well and a 15% interest in a gas well located in Alberta for cash consideration of $30,000.

1.

DEFERRED COSTS

UNITED SATES PROPERTY

Bonanza King Property, California

The Company has an interest in one patented mining claim (previously six claims) in the Trojan Mining District in San Bernardino Country, California.  In fiscal 1999, the deferred costs were written down to one dollar based on management’s determination that the recoverability of the related costs was uncertain.

2.

LOANS PAYABLE

The loans payable are non-interest bearing, unsecured and have no fixed terms for repayment.

AUSTIN DEVELOPMENTS CORP.

Notes to the Interim Financial Statements

For the Nine Month Ended February 28, 2003

(Expressed in Canadian Dollars)

(Unaudited)

3.

SHARE CAPITAL

(a)

Authorized share capital consists of 100,000,000 common shares without par value.

(b)

Issued and outstanding

	Number of Shares	$

Issued at May 31, 2001 and 2002	1,878,545	6,999,464
Issued for cash pursuant to public offering (Note 6(c))	4,000,000	501,624
Issued for cash pursuant to private placements(Note 6(d))	5,581,818	570,000
Issued at February 28, 2003	11,460,363	8,071,088

(c)

During the nine month period ended February 28, 2003, the Company issued 4,000,000 units for net cash proceeds of $501,624 (net of commissions and issue costs of $98,376), pursuant to a public offering.  Each unit consists of one share and one transferable share purchase warrant.  Each warrant entitles the holder to purchase an additional share at an exercise price of $0.16 per share until January 31, 2005.

The offering includes 2,000,000 units, representing cash proceeds of $300,000, issued on a flow-through basis as to the share only.  Under the terms of the flow-through agreements entered into, the Company agreed to conduct exploration work in Canada and transfer the related tax deductions to the investors.  The investors will not acquire any interest in the resource property.

In addition, the agent was granted non-transferable share purchase warrants to purchase up to 800,000 shares at an exercise price of $0.16 per share until January 31, 2005.

As at February 28, 2003, all warrants granted under this offering remain outstanding.

(d)

During the nine month period ended February 28, 2003, the Company issued shares pursuant to private placements as follows:

i)

the Company issued 1,800,000 units for $180,000. Each unit consists of one share and non-transferable share purchase warrant.  Each warrant entitles the holder to purchase an additional share, of which 140,000 of the issued units have warrants exercisable at $0.15 per share until June 26, 2004, and the balance of 1,660,000 units have warrants exercisable at $0.15 per share until November 14, 2004.  As at February 28, 2003, all of these warrants remain outstanding;

AUSTIN DEVELOPMENTS CORP.

Notes to the Interim Financial Statements

For the Nine Month Ended February 28, 2003

(Expressed in Canadian Dollars)

(Unaudited)

7.

SHARE CAPITAL (continued)

ii)

the Company issued 2,600,000 units for cash of $260,000.  Each unit consists of one share and non-transferable share purchase warrant.  Each warrant entitles the holder to purchase an additional share at an exercise price of $0.12 per share until November 14, 2004.  As at February 28, 2003, all of these warrants remain outstanding.

iii)

the Company issued 1,181,818 shares for cash of $130,000.

(a)

A summary of the Company’s warrants at February 28, 2003 and the changes for the period is presented                    below:

	Warrants Outstanding	Weighted Average Exercise price	Weighted Average Remaining Contractual Life
Beginning of Period	-
Granted	8,400,000	$ 0.15
Exercised	-

End of period	8,400,000	$0.15	21.43 months

(b)

As at February 28, 2003, the Company has no stock options outstanding.

1.

RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

a)

Related party transactions during the periods noted consists of:

	Nine months ended February 28, 2003	Nine months ended February 28, 2002
	$	$
Management fees incurred with directors	43,406	15,000
Accounting fees incurred with an officer	8,042	-
Rent incurred with companies related by common directors	23,369	-

b)

Due from related parties is due from companies related by a director and on officer in common.

c)

Due to related parties to directors and an officer, and companies related by former directors in common.

AUSTIN DEVELOPMENTS CORP.

Notes to the Interim Financial Statements

For the Nine Month Ended February 28, 2003

(Expressed in Canadian Dollars)

(Unaudited)

1.

SUBSEQUENT EVENTS

Subsequent to February 28, 2003:

i)

the Company issued 950,000 shares for cash of $144,350 on the exercise of warrants; and

ii)

the Company purchased a production unit of 50 barrels of oil per day equivalent (boe/d) in the Alliance field, located in east-central Alberta.  The Company paid cash of $475,000 and is required to issued 180,000 shares to the vendor.

In addition, the Company may pay a finder’s fee in connection with the transaction.

The purchase transaction and finder’s fee are subject to regulatory acceptance.

10.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP, exploration expenditures may be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the deferred costs are written-off.  Under U.S. GAAP, all costs must be expensed until an independent feasibility study has determined that the property is capable of economic commercial production.  The following items provide a summary of the impact on line items only in these financial statements that would result from the application of U.S. accounting principles to deferred costs.

Under U.S. GAAP, the ceiling test under the full cost method is performed for each cost center by comparing the net capitalized costs to the net present value of the estimated future net revenues from production of proved reserves discounted by 10%, net of the effects of future costs to develop and produce the proved reserves, plus the costs discounted of unproved properties net of impairment, and less the effect of income taxes.  Any excess capitalized costs are written-off to expense.  The ceiling test under U.S. GAAP has been limited to those periods in which U.S. GAAP balances have been provided.

AUSTIN DEVELOPMENTS CORP.

Notes to the Interim Financial Statements

For the Nine Month Ended February 28, 2003

(Expressed in Canadian Dollars)

(Unaudited)

10.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

		February 28,
		2003	2002
		$	$
a)	Assets
	Deferred Costs
	Exploration advances following Canadian GAAP	110,232	-
	Deferred oil and gas costs following Canadian GAAP	62,459	-
	Deferred costs following Canadian GAAP	1	1
	Less deferred costs	(141,340)	(1)
	Deferred costs following U.S. GAAP	31,352	-

b)	Deficit
	Closing deficit under Canadian GAAP	(7,567,610)	(7,328,626)
	Adjustment to deficit for deferred costs expensed, net of option proceeds received under U.S. GAAP	(141,340)	(1)
	Closing deficit under U.S. GAAP	(7,708,950)	(7,328,627)

c)	Operations
	Net loss following Canadian GAAP	(203,145)	(110,475)
	Deferred costs expensed under U.S. GAAP	(134,232)	-
	Net loss under U.S. GAAP	(337,377)	(110,475)

d)	Cash Flows – Operating Activities
	Cash applied to operations under Canadian GAAP	(369,681)	(140,516)
	Add net loss following Canadian GAAP	203,145	110,475
	Less net loss following U.S. GAAP	(337,377)	(110,475)
	Cash applied to operations under U.S. GAAP	(503,913)	(140,516)

e)	Cash Flows – Investing Activities
	Cash applied under Canadian GAAP	(165,584)	-
	Add cash deferred costs expensed under U.S. GAAP	134,232	-
	Cash applied to investing activities under U.S. GAAP	31,352	-

OTHER DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP IMPACTING FINANCIAL STATEMENT LINE ITEMS

f)	Loss Per Share

Diluted loss per share is not presented as it is anti-dilutive.

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations:

	February 28, 2003
	2003	2002
	$	$
Numerator : Net loss for the year under U.S. GAAP	(337,377)	(110,475)
Weighted-average number of shares under Canadian GAAP is the same as basic and diluted loss per share under U.S. GAAP.	4,456,100	1,878,545
	$ (0.08)	$ (0.07)

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Austin Developments Corp.

Registrant

Dated: June 27, 2003    By /s/ Patrick Power____________________________

                               Patrick Power, President/Director

Dated: June 27, 2003    By /s/ Glenn Greig______________________________

                               Glenn Greig, CFO/Corporate Secretary

CERTIFICATIONS

I, Patrick Power, certify that:

1. The registrant's other certifying officers and I have reviewed this Registration Statement on Form 20-F of Austin Developments Corp.;

2. Based on my knowledge, this registration statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Registration Statement;

3. Based on my knowledge, the financial statements, and other financial information included in this Registration Statement, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Registration Statement;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and I have:

a) designed such disclosure controls and procedures to ensure that material  information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Registration Statement is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Registration Statement (the "Evaluation Date"); and

c) presented in this Registration Statement my conclusions about the effectiveness of the disclosure controls and procedures based on my evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees  who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this  Registration Statement whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of my most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 27, 2003      /s/ Patrick Power_____________________________

                              Patrick Power, President, CEO and Director

CERTIFICATIONS

I, Glenn Greig, certify that:

1. The registrant's other certifying officers and I have reviewed this Registration Statement on Form 20-F of Austin Developments Corp.;

2. Based on my knowledge, this registration statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Registration Statement;

3. Based on my knowledge, the financial statements, and other financial information included in this Registration Statement, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Registration Statement;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and I have:

a) designed such disclosure controls and procedures to ensure that material  information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Registration Statement is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Registration Statement (the "Evaluation Date"); and

c) presented in this Registration Statement my conclusions about the effectiveness of the disclosure controls and procedures based on my evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees  who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this  Registration Statement whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of my most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 27, 2003      /s/ Glenn Greig_____________________________

                              Glenn Greig, CFO and Corporate Secretary